January 27, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:    Axonyx, Inc. (the “Company” or “Axonyx”)

Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-25571

Dear Mr. Rosenberg:

We have reviewed the additional comment in your letter dated January 17, 2006 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2004.

Please find herein below the Company’s response to the questions set forth in your letter, dated January 17, 2006, on page 2, item 1, Principals of Consolidation.

1.

Regarding your response to prior comment one, please tell us how your consolidation of Oxis as of December 31, 2004, apparently based solely on you controlling their board of directors, was appropriate under GAAP. In doing so, please address the applicability of ARB 51, APB 18, SFAS 94, EITF 96-16 and any other relevant literature and your compliance with the applicable literature. In addition in consolidating Oxis, please tell us what alternatives you considered in accounting for the outside interest in Oxis and how, in light of those alternatives, you concluded your accounting was appropriate.

Our response is organized as follows:

1.	An overview of the facts and circumstances surrounding the Company’s acquisition of a majority position in Oxis International, Inc.
2.	Reference to authoritative accounting literature supporting our consolidation accounting.
3.	Accounting for the “outside interest” in Oxis

Overview of Acquisition of a Majority Position in Oxis

In January 2004, Axonyx acquired approximately 52% of the outstanding stock of Oxis International, Inc. and subsequently placed its representatives in four of the six Oxis board seats, thereby controlling the board. In June 2004 the Chief Executive Officer of

Oxis retired and was replaced, as CEO, by the Chief Operating Officer of Axonyx. The Company’s representation on the Oxis board then numbered 4 out of 5 directors and they took an active role in the management and oversight of Oxis’ normal business operations. The Oxis board was again increased to six directors in August 2004 with the appointment of the Axonyx CEO as a director. This continued until December 2004 when 2 of the five Company’s designees on the Oxis board resigned. A new Chief Executive Officer of Oxis was appointed in December 2004, who at that time was also the CEO of Axonyx. The Company’s ownership in Oxis was diluted to approximately 34% as a result of as third party equity financing by Oxis which closed on December 31, 2004. After the financing the Company continued to control 3 out of 4 seats on the Oxis board of directors, which enabled the Company to effectively control significant decisions made in the “ordinary course of business.” An additional Axonyx designee resignation in early 2005 reduced the Axonyx control to two out of three directors. Further, the Chief Executive Officer of Oxis continued to be the CEO of Axonyx. Axonyx continued to be the largest single shareholder of Oxis at that time. As a result of these factors a controlling financial interest continued to exist and, accordingly, we continued to consolidate Oxis. The Oxis board conducted a search for a new outside CEO for Oxis. The new CEO, who was also named a director, was hired effective as of February 28, 2005. He had no prior affiliation with Axonyx. Thus on that date the Company had two out of four directors on the Oxis board and therefore no longer controlled the Oxis board of directors or its management; it was only able to exercise significant influence. Accordingly, the Company ceased consolidating Oxis beginning March 1, 2005 and commenced accounting for the Oxis investment on the equity method.

Accordingly, based on the above, we believe that our consolidating Oxis at December 31, 2004 was consistent with the authoritative literature and appropriate under GAAP.

Reference to Authoritative GAAP Literature

Paragraph 102 of ARB 51 states that the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one enterprise, directly or indirectly, of over fifty percent of the outstanding voting shares of another enterprise is a condition pointing towards consolidation. Paragraph 102 provides that there are exceptions to this general rule. A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner. A footnote to the general rule expresses that there are exceptions related to the concept of control and its place in consolidation policy and makes reference to consolidation of subsidiaries controlled by means other than ownership of a majority voting interest, including control by significant minority ownership.

Paragraph 13 of SFAS 94 provides that all majority-owned subsidiaries – all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest – should be consolidated except those for which the exceptions referred to in paragraph 102 of ARB 51 apply.

APB 18 refers to paragraph 102 of ARB 51 which requires consolidation of all majority-owned subsidiaries except the few that meet conditions discussed therein. APB 18 defines a subsidiary as an enterprise that is controlled, directly or indirectly, by another enterprise. APB 18 further states that the usual condition for control is ownership of a majority (over 50%) of the outstanding voting stock, but that the power to control also may exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders or by court decree. APB 18 states that the equity method is not a valid substitute for consolidation.

EITF 96-16 states that the Task Force agreed that the assessment of whether the rights of a minority shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances. The Task Force further agreed that the framework in which such facts and circumstances are judged should be based on whether the minority rights, individually or in the aggregate, provide for the minority shareholder to effectively participate in significant decisions that would be expected to be made in the “ordinary course of business.”

Regulation 210.3A-02 of Regulation S-X provides that disclosures should clearly explain the accounting policies followed by the registrant in the area of consolidated financial statements with subsidiaries, including the circumstances involved in any departure from the normal practice of consolidating majority owned subsidiaries and not consolidating entities that are less than majority owned. Reference is made to situations where consolidation of an entity, notwithstanding the lack of technical majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.

Accounting for the “outside interest”

In connection with the acquisition of Oxis, and following SFAS No. 141, the Company recorded $7,529,000 of “technology for developed products” for the excess of purchase price over the Company’s portion of the carrying value of the net assets of Oxis reflected on its books on the date of acquisition. The December 31, 2004 third party equity financing by Oxis diluted the Company’s ownership in Oxis by approximately 35% (to 34%). In effect, the Company indirectly sold approximately 35% of its interest in Oxis, which included the carrying value of the technology for developed products that was not recorded on the books of Oxis.

Accordingly, the outside interest in Oxis at December 31, 2004 on the consolidated balance sheet of Axonyx represents the outside owners’ 66% interest in the carrying value of Oxis’ stockholders’ equity as reflected on its books plus the new outside owners’ acquired interest in the Oxis technology for developed products which was not reflected on Oxis’ books (equivalent to approximately 35% of the carrying value of the technology for developed products on the date of sale). The Company recognized a gain on the issuance of subsidiary stock, ( in accordance with Staff Accounting

Bulletin #51 ) which was reduced by the approximately 35% of the carrying value of the technology for developed products that was effectively sold to the new outside interest.

As an alternative, the Company considered reflecting the outside owners’ interest based on their share of the carrying value of Oxis’ net assets as reflected on its books. However, this would have resulted in not recognizing the effective sale of approximately 35% of the carrying value of the technology for developed products, and inappropriately overstating the gain on the issuance of subsidiary stock by the amount of such carrying value. Further, this alternative would not reflect the new outside interest in the technology for developed products, which they effectively paid for upon making their investment. Additionally, this alternative would result in an overstatement of the carrying value of our investment in Oxis upon changing to the equity method on March 1, 2005.

We trust that the above is responsive to your questions. Please contact the undersigned with any further questions or comments on the above.

Sincerely,

S. Colin Neill

Chief Financial Officer, Secretary and

Treasurer